FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of NOVEMBER , 2001
                                         --------

                             Hilton Petroleum Ltd.
                (Translation of registrant's name into English)

                                   000-30390
                                  -----------
                                 (File Number)

     1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
    -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                  Form 20-F    X          Form 40-F
                            -------                     ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                   Yes                    No     X
                       -------                ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Hilton Petroleum Ltd.
                                          -------------------------------------
                                          (Registrant)

Date    November 6, 2001                  By  /s/ "Nick DeMare"
    ------------------------              -------------------------------------
                                               Nick DeMare
                                               Director
                                              (Signature)*

     *Print the name and title of the signing officer under his signature.

                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                               Tel: (604) 685-9316
                                CDNX SYMBOL: HTP
                        Web Site: www.hiltonpetroleum.com

-------------------------------------------------------------------------------

NEWS RELEASE                                                   NOVEMBER 6, 2001

             HILTON PETROLEUM LTD. ADDS NEW DIMENSION TO THE COMPANY

Bakersfield,  CA - November 6, 2001 -- Hilton Petroleum Ltd. (CDNX: HTP / OTCBB:
HTPTF)

Don Busby, CEO, Hilton Petroleum Ltd. ("Hilton") is pleased to announce that Hilton has formed a company 80% owned by Hilton and 20% owned by Trimark Oil & Gas Ltd., called Hilton Technology Ltd. In July 2001 the Company entered into a series of agreements with EYEKON Technologies Inc. ("EYEKON") a private Canadian company.

EYEKON has developed a proprietary simulation and artificial intelligence technology that uses real-time data within non-linear simulated environments to determine optimum responses. Although the technology has applications within many vertical markets, EYEKON, through one of its subsidiary companies, has been successfully utilizing it to great advantage in the Oil and Gas industries with clients such as SUNCOR, SYNCRUDE and SHELL.

Hilton has identified several applications for the technology inside the Oil and Gas industry, specifically reservoir engineering and modeling, production optimization, directional drilling, and many offshore applications. In addition, there are many applications outside of the oil industry that Hilton Technology will be working with EYEKON to develop.

Within the series of agreements for product development, the first product to be launched entails the use of EYEKON's unique technology for use within a biological, chemical or nuclear attack simulation and response software package. Using real-time weather conditions, the system allows the user to simulate attacks within neighborhoods and/or national regions while visualizing fallout patterns and variable danger zones. Based on the simulation results, the system will also educate the user on evacuation routes and precautionary measures if exposure is, or may become a concern. The program will also have the added benefit of an early warning alert system which will give users immediate awareness should one of these events occur.

The program has also been developed as an educational tool which includes detailed information on more than 150 bio-chemical and germ warfare agents, including histories, precautionary measures, antidotes, and medical references. This consumer program will retail for approximately US $99 and will be regularly updated as new libraries are developed. Hilton estimates that the potential target market in North America is approximately 44 million users. (Data compiled from the US Census Bureau "Home Computers and Internet Use in the United States:
August 2000". Please visit their site: http://www.census.gov/prod/2001pubs/p23-2 07.pdf )

                                   - Page 2 -

Hilton has retained the services of PepperCom Inc. ("PepperCom") to assist in the consumer launch of the product. PepperCom, a New York and San
Francisco-based public relations firm, is ranked as the #2 mid-sized agency in the country. It is a full-service PR agency for Global 1000 companies and emerging technologies, and is known as a pioneer in positioning and partnerships. The product will be expanded and enhanced to develop a second product for market to include corporate applications allowing simulations in real time to assist in optimizing current emergency response protocol. This comprehensive product will have the unique ability to visualize 3D simulations of the movement of people and vehicles in an emergency scenario therefore having the ability to identify deficiencies in emergency response plans. Optimization of these plans, via EYEKON's imbedded artificial intelligence, will eliminate these deficiencies and guide the user through safer alternatives. The market for this product includes office buildings, manufacturing facilities, institutions, amusement parks and municipalities. Eyekon will receive a 10% royalty on the price that Hilton receives for these products. Product launch is expected to commence in December 2001. Current plans for expansion of the product line include applications in other countries.

Hilton Petroleum Ltd. is a public company engaged in exploration, development and production of natural gas and crude oil. Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as (OTCBB: HTPTF). Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell at 1-888-303-3361.

ON BEHALF OF THE BOARD


"Don Busby"
Donald W. Busby, CEO

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.